UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [	]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [	]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

December 15, 2006

Item 3.	News Release

On December 15, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that exploration continues on its La Cabeza gold-silver property in Mendoza province, Argentina, while the provincial government prepares a new environmental plan.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 15th day of December 2006.

SCHEDULE “A”

For Immediate Release: December 15, 2006

EXETER REPORTS ON STUDIES AND PERMITTING

AT LA CABEZA, ARGENTINA

Vancouver, B.C., December 15, 2006 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) reports that exploration continues on its La Cabeza gold-silver property, in Mendoza Province, Argentina, while the provincial government prepares a new environmental plan.

Recent Legislation in Mendoza

On December 13, 2006, legislation was passed by the Mendoza Provincial Congress calling for its Environmental Department to produce a plan under which future mineral exploration and mining in the province will be conducted.  The law suspends the issuance of new prospecting, exploration, and mining licences, pending implementation of the new plan.

Exeter's management welcomes the provincial government’s initiative to provide definitive environmental guidelines for the mining industry, and remains committed to developing the La Cabeza project to the highest environmental standards.

Exeter’s current exploration at La Cabeza is in accordance with its various existing permits and approvals. The recent legislation does not invalidate these permits. Exeter will incorporate the requirements of the new environmental plan into the environmental impact studies that must form part of any mine permitting process.

The Company has actively involved the local community in its project planning and has enjoyed broad support from the residents of the Malargue district, in which La Cabeza is located. The district has already seen significant economic benefit from exploration on the project. Community-based discussions regarding sustainable development will accelerate through 2007.

Current Status of La Cabeza Studies

The development of a mine at La Cabeza remains dependent on the outcome of a definitive feasibility study. That study is expected to commence in the 2nd quarter of 2007. Should the outcome be positive, the mine development and operation will bring sustainable economic benefits to the region. These benefits will include new and more diverse employment and vastly improved infrastructure. A specific project component will be the construction of a major power line, to supply affordable electricity to the district.

The international environmental consultancy, Knight Piesold, has been contracted to complete a review of the La Cabeza environmental and social baseline studies that have been completed to date. This review will provide the basis for a full social and environmental impact study, to be carried out concurrently with a definitive feasibility study.

A review by local Argentinean engineering group, Penta Sur, of electricity supply options for the project is nearing completion. Their recommendations will be reviewed with the relevant provincial authorities, prior to the commencement of a separate environmental study on the proposed power line route.

About Exeter Resource Corporation

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America. Its common shares are listed for trading on the American Stock Exchange (Amex), under the symbol “XRA”, and on the TSX Venture Exchange (TSX-V), under the symbol “XRC”.

The La Cabeza project is rapidly advancing towards a development decision. Five drills are currently operating on the site to complete the exploration program. Concurrent project development activities include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary, over 12 epithermal gold and silver properties. Current exploration, including drilling, is focusing on drilling at the Cerro Moro discovery.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property. Drilling is scheduled for January 2007.

In Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 15, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director